Exhibit 99.2

Script and frequently asked questions and responses – interclick employee meetings on November 1, 2011

interclick Employee Meeting

•	Today we are announcing the signing of an agreement for Yahoo! to acquire interclick.

•	Everyone at Yahoo! is really excited about this acquisition, not only for the technology and business you have built but also for the amazing talent this team will bring.

•	interclick’s technology and expertise coupled with Yahoo!’s scale and advertising leadership will deliver a powerful solution for advertisers.

•	This team has built a leading online display advertising technology company in a short time and you should be proud of your accomplishments.

o	In Q2, your revenue grew 34% year over year. You raised revenue guidance for 2011 to approximately $142m, which is 40% growth year over year.

o	Genome launched in July to give advertisers exclusive audience insights for better results

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Because of the structure and size of our proposed transaction, there is a required period of time between sign and close to complete the proposed acquisition and go through the required regulatory approval process.

•	Close is when the deal is complete and interclick officially becomes part of Yahoo!.

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Until close, Yahoo! and interclick remain independent companies in the marketplace and it will be business as usual. You remain interclick employees and will continue to report up through your current management structure to Mike Katz.

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Yahoo! will begin a public tender offer for interclick common shares at $9.00 per share. The interclick executive officers and the Directors of the company fully support this transaction, and have signed agreements committing their support to tender their own shares in the public tender offer. You will be able to review the documents related to the tender offer on the SEC website.

•	The HR activities are closely tied to the close date. We expect to close by early 2012.

•	Once our legal team provides more detail on the exact close timing we will be able to schedule more integration related meetings.

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I know you have a lot of questions about how this impacts you as employees. We will answer what we can and update you along the way, but know this is a process and there are many things we can’t answer until the transaction moves towards closing.

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Yahoo! will work with the interclick management team to answer all questions you have about the process and we will hold several orientation sessions to familiarize you with Yahoo!’s benefits, policies and systems.

•	We may also call on several teams to meet with Yahoo! teams pre-close to plan for integration. Please look to Mike / Andy and your executive team for direction here.

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If questioned on staff cuts: We do not have this information at this time. Our team and your interclick management team will spend a significant amount of time over the next few weeks planning for integration and deal close. What I can tell you is that the talent of the team was one of the main reasons we are interested in acquiring the company.

interclick Q&A

Q1. What is interclick and why is Yahoo! acquiring it?

A. interclick’s proprietary advertising and technology solutions enable it to dramatically improve data targeted solutions and optimized returns for advertisers across a variety of pooled premium supply sources. interclick has built the industry’s leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. With interclick, Yahoo! will acquire unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply.

Q2. How does interclick fit into Yahoo!’s larger strategy?

A. The acquisition of interclick demonstrates further investment by Yahoo! in the performance display advertising space. Following the close of the acquisition, interclick’s innovative platform will allow Yahoo! to expand on our targeting and data capabilities to deliver campaigns with stronger performance metrics. Yahoo! will also gain a team experienced in selling audiences across disparate sources of pooled supply.

Q3. Why interclick versus its competitors?

A. We determined that interclick was the strongest match for our requirements. The interclick acquisition will bring additional strength in audience selling expertise, tools for campaign management and optimization and a proprietary data management platform.

Q4. How does this impact Right Media?

A. Right Media is a critical strategic platform powering Yahoo!’s display business, along with 300,000 other third parties worldwide. We will have more to share on detailed integration plans following the close.

Q5. What is the purchase price?

A. Under the terms of the agreement, Yahoo! will commence a public all cash tender offer for all outstanding shares of common stock of interclick at $9.00 per share. The transaction has an estimated total equity value of approximately $270 million.

Q6. When do you expect the transaction to be complete?

A. We expect the transaction to be completed early 2012.

Q7. What happens to the interclick employees? How will they be integrated into Yahoo!?

A. After the close of the transaction, interclick employees will join Yahoo! as part of the sales team.

Q8. How much revenue do you expect this to add? Will this change your Q4 outlook?

A. We expect to complete the transaction in early 2012. It will not have an impact on our Q4 results. In 2010, interclick’s reported revenue was $101 million.

Q9: What happens to employee interclick options or restricted shares?

A: Under the terms of the agreement, all employee vested options will be cancelled in exchange for a cash payment equal to the positive excess, if any, between the $9 per share offer price and the exercise price per share of the option. The payment will be made, less withholding, shortly after the closing of the transaction. Unvested options and restricted stock units held by employees that will continue employment with Yahoo! post-closing will be assumed by Yahoo! and adjusted to reflect the difference in value between Yahoo! shares and interclick shares. The vesting of all unvested options and restricted stock units that are held by non-employee directors or employees who do not receive an offer of continued employment with Yahoo! will accelerate and the awards will be cancelled upon the close of the transaction in exchange for the cash payment described above. The $9 per share offer price with respect to restricted shares will be paid out in accordance with the vesting schedule of the restricted shares. Once the transaction closes, interclick will no longer be a publicly-traded company. We encourage you to review the tender offer materials to be filed with the Securities and Exchange commission, once they become available (www.sec.gov), as they will contain detailed information on these matters.

Additional Information

The tender offer described in this communication has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of interclick’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that Yahoo! intends to file with the Securities and Exchange Commission (the “SEC”). In addition, interclick intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, interclick stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge on the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Yahoo!. interclick’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Forward Looking Statements

This communication contains forward-looking statements concerning the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that the parties believe or anticipate will or may occur in the future. Risks and uncertainties may cause actual results and benefits of the proposed acquisition to differ materially from management expectations. Potential risks and uncertainties include, among others: general economic conditions and conditions affecting the industries in which Yahoo! and Interclick operate; the uncertainty of regulatory approval; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; Yahoo!’s ability to successfully integrate interclick’s operations and employees with Yahoo!’s existing business; the ability to realize anticipated growth, synergies and cost savings; and interclick’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 as well as interclick’s SEC filings, including interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. These forward-looking statements speak only as of the date of this communication and neither Yahoo! nor interclick assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.